UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 2017

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐         No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐         No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐         No  ☒

Contacts in Santiago, Chile Andrés Wainer, Chief Financial Officer Paula Vicuña, Head of Investor Relations (56-2) 2338-0520 / paula.vicuna@koandina.com	August 29, 2017

Coca-Cola Andina announces

Consolidated Results for the Second Quarter of 2017 and First Half ended June 30, 2017

Figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations are calculated regarding the same quarter or accumulated period of the previous year, respectively. For a better understanding of the analysis per country, we include quarterly and accumulated figures in nominal local currency.

Consolidated Sales Volume for the quarter was 160.5 million unit cases, decreasing 4.8% regarding the same quarter of the previous year. Accumulated Sales Volume reached 362.9 million unit cases, decreasing 5.1% with respect to the previous year.

Consolidated Net Sales for the quarter amounted to Ch$405,291 million, increasing 7.7% regarding the same quarter of the previous year. Accumulated Consolidated Net Sales reached Ch$906,679 million, representing an 8.5% increase regarding the previous year.

Consolidated Operating Income(1) for the quarter reached Ch$34,633 million, increasing 5.0% regarding the same quarter of the previous year. Accumulated Operating Income reached Ch$112,776 million, a 13.4% increase with respect to the previous year.

Consolidated EBITDA(2) increased 5.8% with respect to the same quarter of the previous year and reached Ch$60,129 million during the quarter. EBITDA margin reached 14.8%, a contraction of 26 basis points with respect to the same quarter of the previous year. Consolidated Accumulated EBITDA reached Ch$163,097 million, increasing 11.3% with respect to the previous year. Accumulated EBITDA Margin reached 18.0%, an expansion of 46 basis points with respect to the previous year.

Net Income attributable to the controllers for the quarter reached Ch$9,605 million, representing a 79.6% increase with respect to the same quarter of the previous year. Net margin reached 2.4%, an expansion of 95 basis points with respect to the same quarter of the previous year. Accumulated Net Income attributable to the controllers reached Ch$52,503 million, increasing 36.9% with respect to the previous year. Accumulated Net Margin reached 5.8%, an expansion of 120 basis points with respect to the previous year.

Comment by Mr. Miguel Ángel Peirano, Chief Executive Officer

The results for the second quarter reflect the focus of our operations on the three pillars which are the basis of our strategy: 1) efficiency in all processes, 2) control and optimization of costs, and 3) proper management of pricing and packaging according to the challenges of each market. In a situation of macroeconomic stagnation in the countries where we operate, consolidated sales grew 7.7% and market shares remained stable. Also, in this second quarter of the year, we began to see the impact of the increased cost of sugar in our results, a trend that we believe should continue until the middle of next semester. With respect to new features in our products, starting July we began distribution of AdeS in our franchise areas, thus incorporating a new category, - plant-derived products - with a different value proposition to expand the variety of segments of our existing product portfolio. Finally, we will continue to focus our work at the points of sale, performing with excellence our work in the market, with a strict control of costs in each of our franchises since it is essential to the development and strengthening of our business.”

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Superintendence of Securities and Insurance and determined in accordance to IFRS.

(2) EBITDA: Operating Income + Depreciation

CONSOLIDATED SUMMARY

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Argentine Peso depreciated 10.5% against the U.S. Dollar, while the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní appreciated against the U.S. Dollar by 8.6%, 2.0%, and 0.6% respectively. The Argentine Peso and the Paraguayan Guaraní depreciated against the Chilean Peso by 11.3% and 1.4%, respectively generated a negative accounting impact due to the conversion of figures, while the Brazilian Real appreciated by 7.3% that generated a positive accounting effect upon conversion of figures. On average during the first half of the year the Argentine Peso, depreciated against the U.S. Dollar by 9.4%, while the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní appreciated by 14.4%, 4.4%, and 1.5%, respectively. The Argentine Peso and the Paraguayan Guaraní depreciated against the Chilean Peso by 12.6% and 2.9%, respectively generating a negative accounting impact due to the conversion of figures. While the Brazilian Real appreciated by 11.7% generating a positive accounting impact upon conversion of figures.

2nd Quarter 2017 vs. 2nd Quarter 2016

Consolidated Sales Volume for the quarter reached 160.5 million unit cases, decreasing 4.8% with respect to the same period of 2016, mainly explained by the reduction of volume of our operation in Brazil, which is mainly explained by macroeconomic factors that are negatively impacting the economy of this country having an effect over consumption.

Consolidated Net Sales reached Ch$405,291 million, a 7.7% increase, mainly explained by price increases in all of the franchises where we operate and the positive effect upon translation of figures from our subsidiary in Brazil.  This was partially offset by the negative impact upon translation of figures from our subsidiary in Argentina.

Consolidated Cost of Sales increased 10.0%, which is mainly explained by (i) the effect of translation of figures from our subsidiary in Brazil; (ii) a greater cost of sugar, (iii) greater labor costs in Argentina and Chile, and (iv) the increased cost of concentrate given the implementation of price increases in Argentina. This was partially offset by (i) the devaluation of the Argentine Peso against the Chilean Peso and (ii) lower costs resulting from lower volumes sold.

Consolidated Selling, General and Administrative Expenses (SG&As) increased 4.3% which is mainly explained by (i) greater freight expenses in Chile and Paraguay, (ii) local inflations, particularly in Argentina, and (iii) greater labor costs. This was partially offset by (i) lower freight expenses in Brazil and (ii) lower advertising expenses in Brazil.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$34,633 million, a 5.0% growth. Operating Margin was 8.5%.

Consolidated EBITDA amounted to Ch$60,129 million, growing 5.8%. EBITDA Margin was 14.8%.

Net Income attributable to the controllers for the quarter was Ch$9,605 million, a 79.6% growth and net margin reached 2.4%.

First Half ended June 30, 2017 vs. First Half ended June 30, 2016

Consolidated Sales Volume reached 362.9 million unit cases, representing a 5.1% decrease with respect to the same period of 2016, mainly explained by the volume contraction of our franchises in Brazil and Argentina. Consolidated Net Sales reached Ch$906,679 million, an 8.5% growth.

Consolidated Cost of Sales increased 8.2%, mainly explained by (i) the effect upon translation of figures from our subsidiary in Brazil, (ii) greater cost of sugar in Paraguay and Argentina, (iii) greater labor costs in Argentina and Chile, and (iv) increased concentrate costs resulting from the implementation of price increases in Argentina. This was partially offset by (i) the devaluation of the Argentine Peso against the Chilean Peso, and (ii) lower costs resulting from lower volumes sold.

Consolidated Selling, General and Administrative Expenses (SG&As) increased 7.2% which is mainly explained by (i) greater freight expenses in Chile and Paraguay, (ii) local inflations, particularly in Argentina, and (iii) greater labor costs in Paraguay. This was partially offset by lower freight expenses in Brazil.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$112,776 million, an increase of 13.4%. Operating Margin was 12.4%.

Consolidated EBITDA amounted to Ch$163,097 million, an 11.3% growth. EBITDA Margin was 18.0%.

Net Income attributable to the controllers was Ch$52,503 million, a 36.9% growth and net margin reached 5.8%.

SUMMARY BY COUNTRY: ARGENTINA

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the U.S .Dollar by 10.5%, which has a negative effect over our costs in dollars. With respect to the Chilean peso it depreciated by 11.3% generating a negative accounting impact on the conversion of figures upon consolidation. On average during the first half of the year the Argentine Peso depreciated against the U.S. Dollar by 9.4% which has a negative effect over our costs in dollars. With respect to the Chilean peso, it depreciated by 12.6%, therefore generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Argentine Operations, we include figures in local nominal currency.

2nd Quarter 2017 vs. 2nd Quarter 2016

Sales Volume for the quarter decreased 0.9%, reaching 44.2 million unit cases, explained by a volume reduction in the categories of juices and soft drinks, which was partially offset by the growth in the water category. Volumes during the quarter were negatively affected by macroeconomic factors, especially the decreased spending power of consumers due to high inflation and unfavorable weather conditions, particularly during April. Our soft drinks market share reached 61.8 points, increasing 50 basis points with respect to same period of the previous year.

Net Sales reached Ch$120,338 a 16.2% increase in the reporting currency explained by the implementation of price increases and that was partially offset by the effect upon translation of figures. Net Sales in local currency increased by 30.9%.

Cost of Sales increased 18.0%, and in local currency they increased by 33.0%. The latter is mainly explained by (i) greater cost of sugar in local currency, (ii) increased sales having a direct incidence over concentrate costs, (iii) increased labor costs, mainly resulting from high local inflation, and (iv) the effect of the devaluation of the Argentine Peso over our costs expressed in U.S. Dollars.

SG&As increased 11.0% in the reporting currency. In local currency, these expenses increased 25.2%, mainly explained by the effect of local inflation upon expenses such as labor, freights and services provided by third parties.

The foregoing effects led to an Operating Income of Ch$8,964 million, a 30.0% increase. Operating Margin was 7.4%. In local currency Operating Income increased 46.0%.

EBITDA amounted to Ch$13,567 million, reflecting a 23.2% growth. EBITDA Margin was 11.3%. On the other hand, in local currency, EBITDA increased 38.5%.

First Half ended June 30, 2017 vs. First Half ended June 30, 2016

Sales Volume reached 101.1 million unit cases, decreasing 5.7%. Net Sales reached Ch$270,154 million, a 12.4% increase explained by implementation of price increases, which was partially offset by the negative effect of the depreciation of local currency regarding the reporting currency upon the consolidation of figures. In local currency, Net Sales increased 29.0%, which was explained by the implementation of price increases and partially offset by the drop-in volumes.

Costs of Sale increased 12.6%, which is mainly explained by the effect of translation of figures. In local currency they increased by 29.0%, which is mainly explained by (i) increased sales having a direct incidence over concentrate costs, (ii) greater cost of sugar, (iii) increased labor costs, mainly resulting from high local inflation and (iv) the effect of the devaluation of the Argentine peso over U.S. Dollar denominated costs. This was partially offset by lower costs resulting from lower sales volume.

SG&As increased 9.7% in the reporting currency. In local currency they increased 25.6% which is mainly explained by the effect of local inflation over expenses such as labor, freight and services provided by third parties.

The foregoing mentioned impacts, led to an Operating Income of Ch$30,370 million, a 20.8% growth. Operating Margin was 11.2%. In local currency Operating Income grew 40.9%.

EBITDA amounted to Ch$39,404 million, an 18.5% growth. EBITDA Margin was 14.6%. On the other hand EBITDA Margin in local currency grew by 37.5%.

SUMMARY BY COUNTRY: BRAZIL

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Brazilian Real appreciated by 8.6% against the U.S. Dollar, having a direct positive impact over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it appreciated by 7.3%, which has a positive accounting impact on the conversion of figures upon consolidation. On average during the first half of the year the Brazilian Real appreciated against the U.S. Dollar by 14.4%, having a direct positive impact over our costs expressed in U.S. Dollars. With respect to the Chilean peso, it appreciated by 11.7%, therefore generating a positive accounting impact on the conversion of figures upon consolidation. For a better understanding of Brazilian Operations, we include figures in local nominal currency.

2nd Quarter 2017 vs. 2nd Quarter 2016

Sales Volume during the quarter reached 55.9 million unit cases, a 10.8% decrease, explained by volume contractions in all of the categories in which we participate. Volumes during the quarter continue to be influenced by macroeconomic and political factors and by low consumer trust levels that are impacting consumption. Soft drinks market share in our franchises in Brazil reached 62.7 points, decreasing 110 basis points regarding the same period of the previous year, but is however 50 basis points higher compared to the first quarter of the year.

Net Sales reached Ch$137,438 million, a 4.8% increase, mainly explained by the already mentioned effect upon translation of figures. In local currency, Net Sales decreased 2.6%, explained by the sales volume reduction which was not able to be offset by the implementation of price increases.

Cost of Sales increased 6.4% mainly explained by the effect upon translation of figures. In local currency they decreased 1.1% which is mainly explained by (i) lower volumes sold and (ii) the positive impact of the appreciation of the Brazilian Real over our costs expressed in US Dollars. These effects were partially offset by (i) the shift in the mix towards products that carry a higher unit cost and (ii) the greater cost of sugar.

SG&As decreased 0.9% in the reporting currency. In local currency, these decreased 7.6% which is mainly explained by (i) lower distribution freight costs resulting from lower volumes sold and (ii) lower advertising expenses.

The aforementioned effects led to an Operating Income of Ch$15,224 million, an 11.7% growth. Operating Margin was 11.1%. In local currency, Operating Income increased 2.9%.

EBITDA amounted to Ch$22,701 million, a 13.5% growth with respect to the previous year. EBITDA Margin was 16.5%. In local currency EBITDA increased by 4.9%.

First Half ended June 30, 2017 vs. First Half ended June 30, 2016

Sales Volume reached 120.1 million unit cases, decreasing 10.6%. Net Sales reached Ch$302,380 million, a 9.9% growth explained by the positive impact of the appreciation of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales decreased 1.9% regarding the same period of the previous year, explained by the already mentioned volume reduction which was not able to be offset by the implementation of price increases.

Cost of Sales increased 8.1%, which is mainly explained by the effect of translation of figures. In local currency they decreased by 3.5%, which is mainly explained by (i) lower volumes sold and (ii) lower costs in Dollars of U.S. Dollar denominated raw materials. These effects were partially offset by the shift in the mix towards products carrying a higher unit cost.

SG&As increased 9.4% in the reporting currency. In local currency they decreased 1.8% which is explained by lower distribution freight costs resulting from the internalization of the production fleet and lower sales volume. This was partially offset by higher labor costs.

The foregoing mentioned impacts, led to an Operating Income of Ch$41,138 million, a 19.5% increase. Operating Margin was 13.6%. In local currency, Operating Income increased 5.7%.

EBITDA reached Ch$55,624 million, an increase of 18.8% regarding the previous year. EBITDA Margin was 18.4%. In local currency EBITDA increased by 5.5%.

SUMMARY BY COUNTRY: CHILE

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Chilean Peso appreciated by 2.0% against the U.S. Dollar, which has a positive impact over our costs expressed in U.S. Dollars. On average during the first half of the year the Chilean peso appreciated against the U.S. Dollar by 4.4% which has a positive impact over our costs expressed in U.S. Dollars.

2nd Quarter 2017 vs. 2nd Quarter 2016

During the quarter, Sales Volume reached 47.1 million unit cases, representing a 2.0% decrease. On the other hand, volume market share for soft drinks, compared to the same quarter of the previous year, dropped 40 basis points reaching 67.6 points during the period, which is however 100 basis point higher compared to the first quarter of the year.

Net Sales reached Ch$118,298 million, representing a 4.2% increase, explained by increased average prices, partially offset by the aforementioned reduction in volumes.

Cost of Sales increased by 8.1%, explained by (i) the shift in the mix towards products that carry a higher unit cost such as juices, waters and others, (ii) greater cost of sugar, and (iii) greater labor costs. This was partially offset by the lower cost is U.S. Dollars of PET resin.

SG&As increased 2.5%, which is mainly explained by (i) greater distribution freight expenses and (ii) greater marketing expenses.

The aforementioned effects led to an Operating Income of Ch$7,767 million, 17.6% lower when compared to the previous year. Operating Margin was 6.6%.

EBITDA reached Ch$18,317 million, a 7.2% decrease. EBITDA Margin was 15.5%.

First Half ended June 30, 2017 vs. First Half ended June 30, 2016

Sales Volume reached 111.5 million unit cases, representing a 0.6% growth explained by the growth of the juices and water category and partially offset by the reduction in sales volume of the soft drinks category. Net Sales reached Ch$269,593 million, reflecting a 5.2% growth, explained by the increase in average prices.

Cost of Sales increased 6.6%, which is mainly explained by (i) the shift in the mix towards products that carry a higher unit cost such as juices, waters and others, and (ii) greater labor costs. This was partially offset (i) by the appreciation of the Chilean peso which has a positive impact over costs expressed in U.S. Dollars and (ii) by the lower cost is U.S. Dollars of PET resin.

SG&As increased 3.1% which is mainly explained by (i) greater distribution freight expenses and (ii) greater marketing expenses.

The foregoing mentioned impacts, led to an Operating Income of Ch$32,016 million, 3.2% higher when compared to the previous year. Operating Margin was 11.9%.

EBITDA amounted to Ch$53,235 million, increasing 3.3%. EBITDA Margin was 19.7%.

SUMMARY BY COUNTRY: PARAGUAY

The following figures are set according to IFRS, in nominal Chilean Pesos. All 2016 variations are nominal. On average during the quarter, the Paraguayan Guaraní appreciated 0.6% with respect to the U.S. Dollar, which has a positive impact over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it depreciated by 1.4%, generating a negative accounting impact on the conversion of figures upon consolidation. On average during the first half of the year, the Paraguayan Guaraní appreciated 1.5% against the U.S. Dollar which has an effect over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it depreciated 2.9%, originating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Paraguayan Operations, we include figures in local nominal currency.

2nd Quarter 2017 vs. 2nd Quarter 2016

Sales Volume during the quarter reached 13.3 million unit cases, representing a 0.2% growth, explained by growths in the sales volume of the soft drinks category and partially offset by a decline in the category for juices, water and others. Our volume market share for soft drinks reached 68.9 points during the quarter, 80 basis points higher compared to the same quarter of the previous year.

Net Sales reached Ch$29,756 million, reflecting a 3.3% growth, which is mainly explained by the implementation of price increases, partially offset by the already mentioned effect upon translation of figures. In local currency Net Sales increased 4.8%, which was explained by the implementation of price increases during the quarter and by volume growths.

Cost of Sales increased 6.3% and in local currency it increased 7.8% mainly explained by increased sugar costs which was partially offset by the shift in the mix towards products with lower costs.

SG&As increased 5.3% while in local currency they increased 6.9%. This is mainly explained by other operating income classified under this item. Isolating this effect, SG&As would have increased 3.7%, which is mainly explained by (i) greater labor costs and (ii) greater distribution freight expenses, which was partially offset lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$3,989 million, lower by 11.2% compared to the previous year. Operating Margin was 13.4%. In local currency Operating Income decreased 10.0%.

EBITDA reached Ch$6,853 million an 8.5% decrease and EBITDA Margin was 23.0%. In local currency EBITDA decreased 7.4%.

First Half ended June 30, 2017 vs. First Half ended June 30, 2016

Sales Volume reached 30.1 million unit cases, representing a 0.4% growth, explained by volume growths of the categories for soft drinks and water, partially offset by a decline in the category for juices. Net Sales reached Ch$65,663 million, reflecting a 1.4% growth, which in part is explained by the effect upon translation of figures. In local currency Net Sales increased 4.4%, which is explained by the implementation of price increases during the period and the already mentioned growth in Sales Volume.

Cost of Sales increased 0.3%, and in local currency it increased 3.2%. This was mainly explained by increased sugar costs which was partially offset by the shift in the mix towards products with lower costs

SG&As increased 2.5% in the reporting currency which is mainly explained by the effect of the depreciation of the local currency against the reporting currency. In local currency they increased 5.6%, explained mainly by (i) greater labor costs, (ii) greater distribution freights, and (iii) greater marketing expenses, which was partially offset lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$11,838 million, an increase of 3.4% compared to the previous year. Operating Margin was 18.0%. In local currency Operating Income increased 6.9%.

EBITDA reached Ch$17,420 million a 0.5% decrease compared to the previous year and EBITDA Margin was 26.5%. In local currency EBITDA increased 2.7%.

OTHER INFORMATION

•                  Net Financial Income and Expense account recorded a Ch$10,870 million expense, which is compared to the Ch$10,137 million expense for the same quarter of the previous year, explained by (i) a greater indebtedness level in Argentina, (ii) the effect on translation of figures which was partially offset lower financial indebtedness levels in Brazil.

•                  Results by Investment in Related Companies account went from a Ch$516 million loss to a Ch$136 million loss, which is mainly explained lower losses in equity investees in Brazil.

•                  Other Income and Expenses account recorded a Ch$5,200 million loss compared to the Ch$7,144 million loss reported during the same quarter of the previous year. This is mainly explained by (i) lower write-offs of property, plant & equipment and (ii) lower legal fees.

•                  Results by Adjustment Units and Exchange Rate Differences account went from a Ch$2,332 million loss to a Ch$2,126 million loss. This lower loss is mainly explained because a large portion of the Company’s debt is expressed in UFs and during this quarter the UF recorded a lower variation (0.73%) compared to that of the same quarter of the previous year (0.93%). This was partially offset by the negative impact of the lower net restatement of time deposits in UFs in Chile.

•                  Income Tax went from -Ch$7,456 million to -Ch$6,851 million, mainly resulting from the effect of exchange rate differences which was partially offset by the effect of greater Operating Income.

ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES

•                  Total financial assets, amounted to US$347.6 million. Excluding the effects of Cross Currency Swaps (“CCS”), financial assets amounted to US$230.6 million, which are invested in time deposits and short-term fixed income money markets. Excluding CCS in terms of currency exposure financial assets are 49.5% in Chilean Pesos, 28.7% in Brazilian Real, 12.8% in UFs, 4.1% in Paraguayan Guaraní, 3.9% in U.S. Dollars, and 1.0% in Argentine Pesos.

•                  Financial debt level reached US$1,183.7 million, US$575 million of which correspond to a bond on the international market, US$486.3 million to bonds in the local Chilean market and US$122.4 million correspond to bank debt. Financial debt, including the CCS effect is 63.4% denominated in UFs, 31.6% in Brazilian Real, 3.1% in Argentine Pesos, 1.3% in Chilean Pesos, 0.5% in U.S. Dollars, and 0.1% in Paraguayan Guaraní.

•                  The Company’s Net Debt including the aforementioned CCS effect reached US$836.1 million.

RECENT EVENTS

•                  In a letter dated July 3, 2017, Heineken reported its decision to end the business relation of product distribution with the bottlers of the Coca-Cola System in Brazil beginning October 31, 2017. We are analyzing possible actions to follow, in the meantime we are searching for a constructive dialogue with Heineken.

CONFERENCE CALL

We will be hosting a conference call for investors and analysts, where we will review the Second Quarter’s Results as of June 30, 2017, on Wednesday, August 30, 2017 at 10:00 am (New York time) - 11:00 am (Santiago time).

To participate please dial: USA 1 (800) 329-0864 - International (outside USA) 1 (785) 424-1243 - Access Code: ANDINA. A replay of this conference call will be available until midnight (Eastern Time) of September 6, 2017. To obtain the replay please dial: USA 1-844-488-7474 — International (Outside U.S.A.) 1 (862) 902-0129. Access Code: 72191730. The audio will be available on the Company’s website: www.koandina.com beginning Friday, September 1, 2017.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.2 million people, delivering during 2016 more than 4.4  billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, IFRS GAAP

(In nominal million  Chilean Pesos, except per share)

	April-June 2017					April-June 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	47.1	55.9	44.2	13.3	160.5	48.0	62.7	44.7	13.2	168.6	-4.8%

Net sales	118,298	137,438	120,338	29,756	405,291	113,523	131,149	103,584	28,797	376,405	7.7%
Cost of sales	(73,842)	(83,576)	(67,778)	(18,831)	(243,487)	(68,304)	(78,530)	(57,429)	(17,714)	(221,329)	10.0%
Gross profit	44,457	53,862	52,560	10,925	161,804	45,219	52,619	46,155	11,083	155,076	4.3%
Gross margin	37.6%	39.2%	43.7%	36.7%	39.9%	39.8%	40.1%	44.6%	38.5%	41.2%
Distribution and administrative expenses	(36,690)	(38,638)	(43,596)	(6,936)	(125,861)	(35,793)	(38,993)	(39,258)	(6,589)	(120,633)	4.3%

Corporate expenses (2)					(1,310)					(1,445)	-9.4%
Operating income (3)	7,767	15,224	8,964	3,989	34,633	9,426	13,627	6,897	4,494	32,998	5.0%
Operating margin	6.6%	11.1%	7.4%	13.4%	8.5%	8.3%	10.4%	6.7%	15.6%	8.8%
EBITDA (4)	18,317	22,701	13,567	6,853	60,129	19,747	20,009	11,015	7,494	56,820	5.8%
EBITDA margin	15.5%	16.5%	11.3%	23.0%	14.8%	17.4%	15.3%	10.6%	26.0%	15.1%

Financial (expenses) income (net)					(10,870)					(10,137)	7.2%
Share of (loss) profit of investments accounted for using the equity method					(136)					(516)	-73.6%
Other income (expenses) (5)					(5,200)					(7,144)	-27.2%
Results by readjustement unit and exchange rate difference					(2,126)					(2,332)	-8.8%

Net income before income taxes					16,300					12,870	26.7%

Income tax expense					(6,851)					(7,456)	-8.1%

Net income					9,449					5,414	74.5%

Net income attributable to non-controlling interests					156					(67)	332.3%
Net income attributable to equity holders of the parent					9,605					5,347	79.6%
Net margin					2.4%					1.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					10.1					5.6
EARNINGS PER ADS					60.9					33.9	79.6%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, IFRS GAAP

(In nominal million   US$, except per share)

	Exch. Rate :	664.15					Exch. Rate :	677.47

	April-June 2017					April-June 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	47.1	55.9	44.2	13.3	160.5	48.0	62.7	44.7	13.2	168.6	-4.8%

Net sales	178.1	206.9	181.2	44.8	610.2	167.6	193.6	152.9	42.5	555.6	9.8%
Cost of sales	(111.2)	(125.8)	(102.1)	(28.4)	(366.6)	(100.8)	(115.9)	(84.8)	(26.1)	(326.7)	12.2%
Gross profit	66.9	81.1	79.1	16.4	243.6	66.7	77.7	68.1	16.4	228.9	6.4%
Gross margin	37.6%	39.2%	43.7%	36.7%	39.9%	39.8%	40.1%	44.6%	38.5%	41.2%
Distribution and administrative expenses	(55.2)	(58.2)	(65.6)	(10.4)	(189.5)	(52.8)	(57.6)	(57.9)	(9.7)	(178.1)	6.4%

Corporate expenses (2)					(2.0)					(2.1)	-7.5%
Operating income (3)	11.7	22.9	13.5	6.0	52.1	13.9	20.1	10.2	6.6	48.7	7.1%
Operating margin	6.6%	11.1%	7.4%	13.4%	8.5%	8.3%	10.4%	6.7%	15.6%	8.8%
EBITDA (4)	27.6	34.2	20.4	10.3	90.5	29.1	29.5	16.3	11.1	83.9	7.9%
EBITDA margin	15.5%	16.5%	11.3%	23.0%	14.8%	17.4%	15.3%	10.6%	26.0%	15.1%

Financial (expenses) income (net)					(16.4)					(15.0)	9.4%
Share of (loss) profit of investments accounted for using the equity method					(0.2)					(0.8)	-73.0%
Other income (expenses) (5)					(7.8)					(10.5)	-25.8%
Results by readjustement unit and exchange rate difference					(3.2)					(3.4)	-7.0%

Net income before income taxes					24.5					19.0	29.2%

Income tax expense					(10.3)					(11.0)	-6.3%

Net income					14.2					8.0	78.0%

Net income attributable to non-controlling interests					0.2					(0.1)	337.0%
Net income attributable to equity holders of the parent					14.5					7.9	83.3%
Net margin					2.4%					1.4%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.02					0.01
EARNINGS PER ADS					0.09					0.05	83.3%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Six  Months Results for the period ended June 30, IFRS GAAP

(In nominal million  Chilean Pesos, except per share)

	January-June 2017					January-June 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	111.5	120.1	101.1	30.1	362.9	110.8	134.3	107.3	30.0	382.4	-5.1%

Net sales	269,593	302,380	270,154	65,663	906,679	256,319	275,242	240,314	64,781	835,518	8.5%
Cost of sales	(160,815)	(181,798)	(146,128)	(38,949)	(526,580)	(150,861)	(168,210)	(129,770)	(38,816)	(486,519)	8.2%
Gross profit	108,777	120,582	124,025	26,714	380,098	105,458	107,032	110,544	25,965	348,999	8.9%
Gross margin	40.3%	39.9%	45.9%	40.7%	41.9%	41.1%	38.9%	46.0%	40.1%	41.8%
Distribution and administrative expenses	(76,761)	(79,444)	(93,655)	(14,876)	(264,737)	(74,437)	(72,608)	(85,410)	(14,515)	(246,971)	7.2%

Corporate expenses (2)					(2,586)					(2,616)	-1.1%
Operating income (3)	32,016	41,138	30,370	11,838	112,776	31,021	34,424	25,134	11,450	99,413	13.4%
Operating margin	11.9%	13.6%	11.2%	18.0%	12.4%	12.1%	12.5%	10.5%	17.7%	11.9%
EBITDA (4)	53,235	55,624	39,404	17,420	163,097	51,533	46,823	33,252	17,502	146,495	11.3%
EBITDA margin	19.7%	18.4%	14.6%	26.5%	18.0%	20.1%	17.0%	13.8%	27.0%	17.5%

Financial (expenses) income (net)					(21,199)					(19,742)	7.4%
Share of (loss) profit of investments accounted for using the equity method					937					247	278.5%
Other income (expenses) (5)					(10,892)					(11,663)	-6.6%
Results by readjustement unit and exchange rate difference					(2,843)					(4,118)	-31.0%

Net income before income taxes					78,778					64,137	22.8%

Income tax expense					(25,603)					(25,187)	1.7%

Net income					53,175					38,950	36.5%

Net income attributable to non-controlling interests					(672)					(591)	13.7%
Net income attributable to equity holders of the parent					52,503					38,359	36.9%
Net margin					5.8%					4.6%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					55.5					40.5
EARNINGS PER ADS					332.8					243.1	36.9%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Six  Months Results for the period ended June 30, IFRS GAAP

(In nominal million   US$, except per share)

	Exch. Rate :	659.62					Exch. Rate :	689.77

	January-June 2017					January-June 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	111.5	120.1	101.1	30.1	362.9	110.8	134.3	107.3	30.0	382.4	-5.1%

Net sales	408.7	458.4	409.6	99.5	1,374.5	371.6	399.0	348.4	93.9	1,211.3	13.5%
Cost of sales	(243.8)	(275.6)	(221.5)	(59.0)	(798.3)	(218.7)	(243.9)	(188.1)	(56.3)	(705.3)	13.2%
Gross profit	164.9	182.8	188.0	40.5	576.2	152.9	155.2	160.3	37.6	506.0	13.9%
Gross margin	40.3%	39.9%	45.9%	40.7%	41.9%	41.1%	38.9%	46.0%	40.1%	41.8%
Distribution and administrative expenses	(116.4)	(120.4)	(142.0)	(22.6)	(401.3)	(107.9)	(105.3)	(123.8)	(21.0)	(358.0)	12.1%

Corporate expenses (2)					(3.9)					(3.8)	3.4%
Operating income (3)	48.5	62.4	46.0	17.9	171.0	45.0	49.9	36.4	16.6	144.1	18.6%
Operating margin	11.9%	13.6%	11.2%	18.0%	12.4%	12.1%	12.5%	10.5%	17.7%	11.9%
EBITDA (4)	80.7	84.3	59.7	26.4	247.3	74.7	67.9	48.2	25.4	212.4	16.4%
EBITDA margin	19.7%	18.4%	14.6%	26.5%	18.0%	20.1%	17.0%	13.8%	27.0%	17.5%

Financial (expenses) income (net)					(32.1)					(28.6)	12.3%
Share of (loss) profit of investments accounted for using the equity method					1.4					0.4	295.8%
Other income (expenses) (5)					(16.5)					(16.9)	-2.3%
Results by readjustement unit and exchange rate difference					(4.3)					(6.0)	-27.8%

Net income before income taxes					119.4					93.0	28.4%

Income tax expense					(38.8)					(36.5)	6.3%

Net income					80.6					56.5	42.8%

Net income attributable to non-controlling interests					(1.0)					(0.9)	18.9%
Net income attributable to equity holders of the parent					79.6					55.6	43.1%
Net margin					5.8%					4.6%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.08					0.06
EARNINGS PER ADS					0.50					0.35	43.1%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2017 IFRS GAAP

(In nominal local currency of each period)

	April-June 2017				April-June 2016
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	47.1	55.9	44.2	13.3	48.0	62.7	44.7	13.2

NET SALES	118,298	664.6	2,848.5	249,978	113,523	682.4	2,176.3	238,480
Cost of sales	(73,842)	(404.4)	(1,604.7)	(158,173)	(68,304)	(408.7)	(1,206.7)	(146,713)
Gross profit	44,457	260.2	1,243.8	91,805	45,219	273.6	969.6	91,767
Gross margin	37.6%	39.2%	43.7%	36.7%	39.8%	40.1%	44.6%	38.5%
Distribution and administrative expenses	(36,690)	(186.8)	(1,032.0)	(58,289)	(35,793)	(202.3)	(824.5)	(54,544)

Operating income (1)	7,767	73.4	211.8	33,516	9,426	71.3	145.1	37,223
Operating margin	6.6%	11.0%	7.4%	13.4%	8.3%	10.5%	6.7%	15.6%
EBITDA (2)	18,317	109.6	320.8	57,440	19,747	104.5	231.6	62,056
EBITDA margin	15.5%	16.5%	11.3%	23.0%	17.4%	15.3%	10.6%	26.0%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2017 IFRS GAAP

(In nominal local currency of each period)

	January-June 2017				January-June 2016
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	111.5	120.1	101.1	30.1	110.8	134.3	107.3	30.0

NET SALES	269,593	1,456.0	6,430.3	559,450	256,319	1,484.3	4,984.1	535,735
Cost of sales	(160,815)	(875.6)	(3,477.4)	(331,462)	(150,861)	(907.6)	(2,695.8)	(321,029)
Gross profit	108,777	580.3	2,952.9	227,989	105,458	576.7	2,288.3	214,706
Gross margin	40.3%	39.9%	45.9%	40.8%	41.1%	38.9%	45.9%	40.1%
Distribution and administrative expenses	(76,761)	(382.7)	(2,228.6)	(126,722)	(74,437)	(389.8)	(1,774.2)	(120,007)

Operating income (1)	32,016	197.6	724.2	101,267	31,021	187.0	514.1	94,700
Operating margin	11.9%	13.6%	11.3%	18.1%	12.1%	12.6%	10.3%	17.7%
EBITDA (2)	53,235	267.5	939.3	148,638	51,533	253.6	683.1	144,744
EBITDA margin	19.7%	18.4%	14.6%	26.6%	20.1%	17.1%	13.7%	27.0%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In nominal million Chilean Pesos)

				Variation %
ASSETS	6/30/2017	12/31/2016	6/30/2016	12/31/2016	6/30/2016

Cash + Time deposits + market. Securit.	155,489	201,417	181,001	-22.8%	-14.1%
Account receivables (net)	132,869	196,313	145,608	-32.3%	-8.7%
Inventories	150,501	144,709	138,079	4.0%	9.0%
Other current assets	8,481	10,304	12,141	-17.7%	-30.1%
Total Current Assets	447,340	552,742	476,829	-19.1%	-6.2%

Property, plant and equipment	1,345,780	1,320,867	1,287,686	1.9%	4.5%
Depreciation	(683,368)	(654,716)	(636,733)	4.4%	7.3%
Total Property, Plant, and Equipment	662,412	666,151	650,953	-0.6%	1.8%

Investment in related companies	96,525	77,198	66,526	25.0%	45.1%
Goodwill	101,023	102,920	103,568	-1.8%	-2.5%
Other long term assets	811,982	800,099	800,842	1.5%	1.4%
Total Other Assets	1,009,531	980,216	970,937	3.0%	4.0%

TOTAL ASSETS	2,119,282	2,199,110	2,098,719	-3.6%	1.0%

				Variation %
LIABILITIES & SHAREHOLDERS’ EQUITY	6/30/2017	12/31/2016	6/30/2016	12/31/2016	6/30/2016

Short term bank liabilities	33,806	20,610	25,370	64.0%	33.3%
Current portion of bonds payable	23,654	26,730	22,940	-11.5%	3.1%
Other financial liabilities	2,482	4,015	7,918	-38.2%	-68.7%
Trade accounts payable and notes payable	212,352	286,957	197,633	-26.0%	7.4%
Other liabilities	68,832	81,223	74,275	-15.3%	-7.3%
Total Current Liabilities	341,125	419,534	328,136	-18.7%	4.0%

Long term bank liabilities	15,182	17,736	21,882	-14.4%	-30.6%
Bonds payable	680,765	685,684	686,504	-0.7%	-0.8%
Other financial liabilities	16,722	18,150	19,226	-7.9%	-13.0%
Other long term liabilities	215,567	215,835	214,858	-0.1%	0.3%
Total Long Term Liabilities	928,236	937,405	942,470	-1.0%	-1.5%

Minority interest	22,120	21,564	21,091	2.6%	4.9%

Stockholders’ Equity	827,801	820,606	807,021	0.9%	2.6%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,119,282	2,199,110	2,098,719	-3.6%	1.0%

Financial Highlights

(In nominal million Chilean Pesos)

ADDITIONS TO FIXED ASSETS	6/30/2017	12/31/2016

Chile	26,602	42,432	18,672
Brazil	27,515	39,517	11,063
Argentina	14,730	37,030	20,224
Paraguay	3,838	9,240	4,752
	72,685	128,217	54,710

DEBT RATIOS	6/30/2017	12/31/2016

Financial Debt / Total Capitalization	0.48	0.48	0.49
Financial Debt / EBITDA L12M	2.36	2.49	2.55
*EBITDA L12M+Interest Income/Interest Expense L12M	6.32	6.24	6.30

* Includes interest income

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, August 29, 2017